SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF [National Taxpayer’s Registry of the Ministry of Finance] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

BULLETIN FOR DISTANCE VOTE

1. Shareholder’s name or denomination
2. Shareholder’s National Taxpayer’s Registry (CNPJ) or Individual Taxpayers Register (CPF)

3.                  Completion guidelines

This bulletin must be completed only if the shareholder elects to exercise his/her distance vote right, pursuant to CVM Instruction No. 481/09 (“ICVM 481”).

It is essential that the boxes above be completed with (i) the full name – or company name, as the case may be – of the shareholder; and (ii) his/her CPF number – in case of an individual – or CNPJ number – in case of an entity.

Moreover, in order for this bulletin to be considered valid and the votes cast herein be computed in the quorum of the Ordinary and Extraordinary Shareholders’ Meetings:

•         all the boxes below must be duly completed

•         all pages must be initialed

•         at the end, the shareholder – or his/her legal representative(s), as the case may be and pursuant to the legislation in force – must sign the bulletin

•         the certification of the signatures and notarization attached in the bulletin and, as applicable, its consularization (except for the alternative procedures possibly admitted by reason of international agreements or conventions) and sworn translation shall be required

4.                  Bulletin remittance guidelines

Shareholder who elects to exercise his/her distance vote right may (i) transmit the completion instructions to qualified service providers, as directed below; or (ii) complete and remit this bulletin directly to the Company.

4.1.            Voting exercise through service providers - distance vote system

Shareholders may transmit the instructions for completing this bulletin to service providers which are able to provide services for collecting and transmitting instructions for completion of bulletin for distance vote, namely:

(i)     shareholder’s custodian, if the shares are deposited in a central depositary; or

(ii)   to Banco Bradesco S.A., as the financial institution contracted by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary.

Shareholder who elects to exercise his/her distance vote right through service providers (pursuant to art. 21-B, item II, of ICVM 481/09) must contact his/her custody agents and/or Banco Bradesco S.A. and verify the procedures adopted by them for the issuance of distance vote instructions, as well as the documents and information required by them. The deadline for transmitting the instructions to the service providers is 7 days before the date of the meetings.

4.2.            Remittance of the bulletin directly to the Company

Shareholders may also choose to exercise his/her distance vote right by sending it directly to the Company. In such event, they must forward this bulletin, together with the documents listed below, to Rua Dr. Renato Paes de Barros, 1017, 4º andar, Itaim Bibi, CEP 04530-001, São Paulo/SP, to the attention of the Investor Relations Department:

(i)     statement indicating the capital ownership in the Company; and

(ii)   certified copy of the following documents:

•        to individuals: identity card with shareholder’s photo

•        to entities: (a) last restated bylaws or articles of association, as the case may be, (b) other documents proving the powers of shareholder’s legal representative(s), pursuant to its bylaws, including, without limitation, minutes of election of directors, officers, powers-of-attorney etc., and (c) identity card with legal representative(s) photo

•        to investment funds: (a) last consolidated fund regulation, (b) bylaws or articles of association of its administrator or manager, as the case may be, with due regard for the fund voting policy, (c) other documents proving the powers of the legal representative(s) of the administrator or manager of the fund, as the case may be, and (d) identity card with legal representative(s) photo

The following identity cards with photo shall be accepted: RG (Identity Card), RNE (Foreigner National Registration Card), CNH (Driver’s License), passport or officially certified professional class card.

The Company requires certification of signature and notarization, consularisation (except for the alternative procedures possibly admitted by reason of international agreements or conventions) and sworn translation, as the case may be.

The bulletin, together with the respective documentation, shall be considered only if received by the Company in accordance with the provisions above, up to 7 days before the meetings date, that is,April 21, 2017. Pursuant to article 21-U of ICVM 481/09, the Company shall notify the shareholder if the documents received are sufficient for the vote to be considered valid, or the procedures and deadlines for possible rectification or resubmission.

5.                  Financial institution contracted by the Company for providing securities bookkeeping services

Banco Bradesco S.A.

Address: Prédio Amarelo, Térreo - Cidade de Deus, Vila Yara, Osasco, São Paulo, Brazil, CEP 06029-900

Telephone: (0800) 7011616

Facsimile: (11) 3684-2811

Email: 4010.acecustodia@bradesco.com.br

Contact persons: Douglas Marcos da Cruz and Carlos Augusto Dias Pereira

Ordinary Shareholders’ Meeting
6. Approve managers’ accounts and financial statements for the fiscal year ended December 31, 2016. [ ] Approve [ ] Reject [ ] Abstain
7. Resolve on the appropriation of net profit for the fiscal year ended December 31, 2016, as Company’s Management Proposal, in the following terms:

with the consequent ratification of the distributions of dividends and payment of interest over shareholders’ equity made in advance to the shareholders, to debit of the profit for the year of 2016, in the total amount of R$ 9,106,001,028.01, approved by the Board of Directors on the occasions listed below:

(a)           R$ 2,040,800,421.53 in a meeting held on June 24, 2016, being R$ 0.13 per common share, by way of dividends;

(b)          R$ 2,511,950,431.36 in a meeting held on October 19, 2016, being R$ 0.16 per common share, by way of dividends;

(c)           R$ 3,454,172,970.16 in a meeting held on December 1st, 2016, being R$ 0.22 per common share, by way of interest over shareholders’ equity, resulting in a net distribution of R$ 0.187 per share; and

(d)          R$ 1,099,077,204.96 in a meeting held on December 22, 2016, being R$ 0.07 per common share, by way of dividends.

[ ] Approve [ ] Reject [ ] Abstain

8.                  Approval of management’s proposal to define the number of 11 sitting members and 2 alternates, who shall compose Company’s Board of Directors, for a term that shall end at the Ordinary Shareholders’ Meeting to be held in 2020.

[ ] Approve [ ] Reject [ ] Abstain

9.                  Elect 11 sitting members and 2 alternates for the positions of member of Company’s Board of Directors, for a term that shall end at the Ordinary Shareholders’ Meeting to be held in 2020, as Management’s Proposal (the “Management Slate”):

Candidates

•                Victorio Carlos de Marchi

•                Carlos Alves de Brito

•                Marcel Herrmann Telles

•                José Heitor Attilio Gracioso

•                Vicente Falconi Campos

•                Luis Felipe Pedreira Dutra Leite

•                Roberto Moses Thompson Motta

•                Álvaro Antônio Cardoso de Souza

•                Cecília Sicupira

•                Antonio Carlos Augusto Ribeiro Bonchristiano (independent director)

•                Marcos de Barros Lisboa (independent director)

•                João Mauricio Giffoni de Castro Neves (deputy)

•                Nelson José Jamel (deputy)

[ ] Approve [ ] Reject [ ] Abstain

If one of the candidates which compose the chosen slate refrains from integrating it, may the votes corresponding to its shares continue to be assigned to the chosen slate?

[ ] Yes [ ] No

In case of adoption of multiple vote election process, the votes corresponding to its shares must be distributed, in the following percentages, to the members of the slate you have chosen:

Victorio Carlos de Marchi - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) [ ] % percentage of the votes to be assigned to the candidate

Carlos Alves de Brito - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) [ ] % percentage of the votes to be assigned to the candidate

Marcel Herrmann Telles - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) - [ ] % percentage of the votes to be assigned to the candidate

José Heitor Attilio Gracioso - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) - [ ] % percentage of the votes to be assigned to the candidate

Vicente Falconi Campos - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) - [ ] % percentage of the votes to be assigned to the candidate

Luis Felipe Pedreira Dutra Leite - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) - [ ] % percentage of the votes to be assigned to the candidate

Roberto Moses Thompson Motta - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) - [ ] % percentage of the votes to be assigned to the candidate

Álvaro Antônio Cardoso de Souza - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) - [ ] % percentage of the votes to be assigned to the candidate

Cecília Sicupira Giusti - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) - [ ] % percentage of the votes to be assigned to the candidate

Antonio Carlos Augusto Ribeiro Bonchristiano - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) - [ ] % percentage of the votes to be assigned to the candidate

Marcos de Barros Lisboa - João Mauricio Giffoni de Castro Neves and Nelson José Jamel (deputies) - [ ] % percentage of the votes to be assigned to the candidate

10.              Do you want to require the adoption of the multiple vote process for election of the board of directors, pursuant to article 141 of Law No. 6404/76?

*Note: this resolution does not compose the agenda nor does it constitute management’s proposal, it having been inserted in compliance with the provisions of ICVM 481/09.

[ ] Yes [ ] No

11.              Elect the members of the Audit Committee and their respective deputies for a term that shall end at the Ordinary Shareholders’ Meeting to be held in 2018, as Management’s Proposal (the “Management Slate”):

Candidates

•                José Ronaldo Vilela Rezende

•                James Terence Coulter Wright

•                Emanuel Sotelino Schifferle (deputy)

•                Ary Waddington (deputy)

[ ] Approve [ ] Reject [ ] Abstain

If one of the candidates which compose the chosen slate refrains from integrating it to accommodate the separate election provided in articles 161, § 4th, and 240 of Law No. 6404/76, may the votes corresponding to its shares continue to be assigned to the chosen slate?

[ ] Yes [ ] No

12.              [shareholder may only complete this box if he/she has left box [11] in blank]

Separate election of Audit Committee’s member and respective deputy by minority shareholders holders of common shares, in the terms of the shareholder’s indication Employees Social Security Savings of Banco do Brasil - PREVI, based on article 161, §4th, item “a”, of Law No. 6404/76, as mentioned in Management’s Proposal.

•                Paulo Assunção de Sousa

•                Vinicius Balbino Bouhid (deputy)

[ ] Approve [ ] Reject [ ] Abstain

13.              Determine managers’ overall compensation for the year of 2017, in the annual amount of up to R$ 85,811,468.77, including expenses related to the recognition of the fair amount (x) of the stock options that the Company intends to grant in the year, and (y) of the compensation based on shares that the Company intends to realize in the year.

[ ] Approve [ ] Reject [ ] Abstain

14.              Determine the overall compensation of the Audit Committee’s members for the year of 2017, in the annual amount of up to R$ 1,990,165.00, with deputy members’ compensation corresponding to half of the amount received by the sitting members, as Management’s Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Extraordinary Shareholders’ Meeting

15.              Approve the “Protocol of Merger and Justification of Cachoeiras de Macacu Bebidas Ltda. by Ambev S.A.”, which establishes the general bases of the merger, by the Company, of Cachoeiras de Macacu Bebidas Ltda., the sole partner of which is the Company, as Management’s Proposal.

[ ] Approve [ ] Reject [ ] Abstain

16.              Ratify the retention of APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) to proceed to the appraisal of Cachoeiras de Macacu Bebidas Ltda.’s shareholders’ equity to be transferred to the Company by virtue of the merger.

[ ] Approve [ ] Reject [ ] Abstain

17. Approve the appraisal report of Cachoeiras de Macacu Bebidas Ltda.’s shareholders’ equity to be transferred to the Company by virtue of the merger. [ ] Approve [ ] Reject [ ] Abstain
18. Approve the merger of Cachoeiras de Macacu Bebidas Ltda. by the Company. [ ] Approve [ ] Reject [ ] Abstain

19.              Authorize Company’s Executive Board of Officers to perform all acts necessary to the conclusion of the merger of Cachoeiras de Macacu Bebidas Ltda. by the Company.

[ ] Approve [ ] Reject [ ] Abstain

City:_____________________________________________________________________

Date:_____________________________________________________________________

Signature:_________________________________________________________________

Shareholder:_______________________________________________________________

Email:____________________________________________________________________

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer